BATCHER, ZARCONE & BAKER, LLP
                                ATTORNEYS AT LAW


     SOUTH BAY OFFICE                                         KAREN A. BATCHER
4190 BONITA ROAD, SUITE 205                                 kbatcher@bzblaw.com
  BONITA, CALIFORNIA 91902                                       ------------
 TELEPHONE: 619.475.7882                                   ADDITIONAL SAN DIEGO
 FACSIMILE: 619.789.6262                                         OFFICES


                                  June 30, 2006

Mr. Howard Baik
Securities & Exchange Comm.
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549

Re: Cantop Ventures, Inc.
    Registration Statement on Form SB-2
    File No. 333-128697

Dear Mr. Baik:

     Cantop Ventures, Inc. (the "Company") hereby requests that the above-captioned registration statement be ordered effective at 5:30 P.M. June 30, 2006. The Company further acknowledges that:

     * should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

     * the action of the Commissioner the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness a a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should the staff have any questions or comments or desire any additional information, please telephone the undersigned at 619) 475-7882.

                                          Regards,

                                          BATCHER ZARCONE & BAKER, LLP

                                          /s/ Karen A. Batcher, Esq.
                                          -------------------------------
                                          Karen A. Batcher, Esq.


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